    PowerShares by Invesco

3500 Lacey Road, Suite 700

    Downers Grove, IL 60515

December 2, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	PowerShares Actively Managed Exchange-Traded Fund Trust

1933 Act Registration No. 333-147622

1940 Act Registration No. 811-22148

Ladies and Gentlemen:

On behalf of PowerShares Actively Managed Exchange-Traded Fund Trust (the “Trust”), attached herewith for filing pursuant to the provisions of the Securities Act of 1933, as amended, and rule 485(a)(2) promulgated thereunder, and the Investment Company Act of 1940, as amended, is the electronic version of Post-Effective Amendment No. 285 (the “Amendment”) to the Trust’s registration statement on Form N-1A. This Amendment is being filed in order to register four new series of the Trust, to be known as PowerShares Conservative Multi-Asset Allocation Portfolio, PowerShares Moderately Conservative Multi-Asset Allocation Portfolio, PowerShares Balanced Multi-Asset Allocation Portfolio and PowerShares Growth Multi-Asset Allocation Portfolio.

Please send copies of all correspondence with respect to this Amendment to the undersigned, or contact me at (404) 439-3214.

Very truly yours,

/s/ Amanda M. Roberts

Amanda M. Roberts

Senior Counsel

800 983 0903     powershares.com     @PowerShares